OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C

LINCOLN & GRANT, INC.

5281 S. Quebec Street
Greenwood Village, Colorado 80111
720-551-8577
LincolnandGrant.com



Up to 1,000,000 Shares of Class A Common Stock

Minimum Purchase: 500 Shares ($500.00)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Our Company

Lincoln & Grant, Inc. ("Lincoln & Grant" or the "Company") is developing a online and print media company offering advice to American Men still seeking the promise of America, which the Company intends to market throughout the United States.

This Offering

Securities Offered	Maximum of 1,000,000 shares of Class A Non-Voting Common Stock with priority access to dividends.
Common Stock outstanding before the offering	10,000,000 shares of Class B Voting Stock with secondary access to dividends.
Common Stock outstanding after the offering	11,000,000 shares of Class A and B Common Stock.
Use of Proceeds	The net proceeds of this offering will be used to complete the development of our media platform and to hire staff for content creation and curation.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Notes related to equity and perks of this Offering

Lincoln & Grant, Inc. is seeking to raise a minimum of $50,000 by May of 2016 at a rate of $1.00 per share. While our minimum goal is $50,000, we will continue to accept investment in excess of that amount until we reach the maximum amount of $1,000,000. All investments will be recorded equally until the maximum of 1,000,000 shares sold.

In addition to the equity received by those who purchase shares, various investment levels will receive additional perks, as follows:

- For those who purchase up to 1,749 shares: By investing at our founding package level, in addition to the equity amount that corresponds to your specific investment, you will get our founder thank you kit which includes our company brand book, a custom Lincoln & Grant Lapel Pin, and proof of your status as a founding investor. You will also receive an on-going subscription to the Lincoln & Grant print publication.

- For those who purchase at least 1,750 shares and up to 2,999 shares: By investing at our launch party package level, you will receive all of the elements of the Founding Package, plus an exclusive invitation to our launch party at Woodford Reserve Distillery in Kentucky. In addition to attending the Launch Party, you will receive a custom branded commemorative bottle of Woodford Reserve from our Lincoln & Grant Private Barrel.

- For those who purchase at least 3,000 shares and up to 4,999 shares: As an investor at the Generational Keepsake level, we wanted to provide you something that you can pass along to your children or grandchildren to show and share your investment in helping Lincoln & Grant get its start. Therefore, in addition to the items from the previous two packages, we have partnered with a top watch maker to create a custom Lincoln & Grant timepiece.

- For those who purchase at least 5,0000 shares: The Lincoln & Grant brand focuses on the heritage and generational wisdom passed from father to son. We wanted to find a way to memorialize that legacy on a larger scale and therefore created the Legacy package. At this investment level, in addition to all of the other investment rewards, you will have the opportunity to work with an editor and ghost writer to share and actually publish an article about the legacy and lessons that you hope to leave for future generations.

THE COMPANY AND ITS BUSINESS

The company's business

Lincoln & Grant is the culmination of several years of media concept development seeking to address the downward financial trends in the media industry. The inability for traditional media companies to balance revenues with the cost of maintaining multiple platforms and products has led to shut downs, sell-offs, and overall inefficiencies that jeopardize the future of the professional media industry. The latest trend is to eliminate the print product and focus entirely online – a result of not understanding how the two products can compliment, as opposed to cannibalize, each other. Further, even with the move online, media companies are still seeking profits by creating advertising "real estate" despite evidence that the exclusive focus on the billboard ad model no longer works. While online and particularly mobile ad spending is up, CPM rates are so low that real revenues require more page views than most publishers can create.

Lincoln & Grant is seeking to solve the media conundrum by establishing a marketing and data-driven media brand that creates a highly-desirable community of readers who share common interests and establish on-going marketing engagements with these readers across the web. Upon creation of the initial market, Lincoln & Grant will role out a publishing platform to engage professional, amateur, brand, and social content creators through a vertical community of aggregated content. Lincoln & Grant provides assistance to professional publishers with their monetization problem and amateur and brand publishers with their reach problem, all while connecting publishers to the crowd in a meaningful and engaging way. Lincoln & Grant, as the central media brand, focuses on network-wide monetization, expanding on the revenue streams from the traditional banner ad to engaging campaigns, affiliate managed product sales, proprietary publishing tools, and management of branded content marketing programs.

Further information about the company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

THE TEAM

Officers and directors

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of service
Executive Officers:		
David Rich	Chief Executive Officer	Since inception

Our chief executive officer works full time for us, however, also spends time on his duties for other companies with which he is involved. During the past 5 years, Mr. Rich has not been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our sole officer and director, we do not have any employees.

Executive Officers
Lincoln & Grant is led by Founder and CEO, David Rich. David is a branded content and media veteran who previously served as the Director of Strategic Development and Digital Innovation for Bonnier Corporation – a worldwide leader in enthusiast media with brands such as Popular Science, Field & Stream, Ski Magazine, and Parenting. David is currently employed as a Mortgage Loan Originator until he is able to transition to salaried full-time with Lincoln & Grant.

David has a bachelor's degree in Political Science from the University of Colorado and has a master's degree in Accounting from Florida Atlantic University.

Executive Officers
Lincoln & Grant is le

Related party transactions

We have not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

RISK FACTORS

These are the principal risks that relate to the company and its business:

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in July 2016 and we have not yet begun producing or delivering our media platform or network. To date, we have no revenues. Our platform requires significant investment prior to launching the business, and may never be successfully developed or commercially successful.

We may not be able to obtain adequate financing to continue our operations.

The staffing requirements for a media business is a capital-intensive business. Even if we successfully raise $1,000,000 from this offering, we recognize that we may need to raise additional capital to keep up with staffing and operational costs. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. We cannot assure you that we will be able to raise additional funds when needed.

Terms of subsequent financings may adversely impact your investment.

Should we need to engage in common equity, debt, or preferred stock financing in the future, your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

We face significant barriers in our attempt to launch a new media business, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to develop our media company. We have not yet built a working model of our media platform and may face unforeseen difficulty in available technology. We further require third parties to understand and "buy in" to our media concept in order to create the partnerships and advertiser relationships that will allow us to be successful. We must successfully overcome these and other barriers to be successful.

We face significant competition from existing media brands.

Some of the media companies in our market vertical were established more than 100 years ago and carry with them a brand recognition that we will constantly be competing with. While readership is not necessarily a zero-sum proposition, advertising dollars spent with Lincoln & Grant will have to be diverted from legacy brands in an advertisers budgeting. We recognize that our value proposition must resonate with advertisers to capture those advertising dollars. As of now, we have no way to know whether advertisers will understand and accept the benefits of our technology.

Our success is highly dependent on our current management.

Our success is highly dependent on David Rich, our founder and Chief Executive Officer. David Rich has spent several years developing the operational model for the business and has extensive experience in execution. We have not obtained any "key man" insurance for Mr. Rich.

Risks of Borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

Control by Majority Stockholder.

The Company's sole director and majority owner is David Rich. Investors will not be able to control the management of the Company.

Limited Transferability and Liquidity.

Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Projections: Forward Looking Information.

Management has prepared projections regarding our anticipated financial performance. Our projections are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures.

Because this transaction is a private offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

NAME OF HOLDER	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
DAVID RICH	10,000,000 shares of class B voting stock	100%

Classes of securities

There are two (2) classes of shares authorized; Forty-million (40,000,000) shares of CLASS A NON-VOTING SHARES and ten-million (10,000,000) shares of CLASS B VOTING SHARES. CLASS A NON-VOTING SHARES shall have preference to dividends as may be determined by the directors from time to time. CLASS B VOTING SHARES shall have exclusive unlimited voting rights and rights to dividends as may be determined by the directors, subject to the preference to CLASS A SHARES.

Liquidation Rights: All classes of shares shall have equal rights to distributions upon sale or dissolution of the corporation.

Absence of Other Rights or Assessments: Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Colorado Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending November 8, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations

We have not yet generated any revenues and do not anticipate doing so until we have completed the design and development of our media platform and complete our staffing requirements, which we do not anticipate occurring until at least the end of the first quarter of 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we can operate the business for 8-12 months without revenue generation.

Financial milestones

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not commenced. We incorporated in July 2016, and are still completing the design and development of our media platform launch. We will begin operations upon completion of minimum viable product capable of creating revenue.

Liquidity and capital resources

As of November 8, 2016, we have no cash available. To date, we have funded our operations through personal expenditure from the Company's principal stockholder. These expenditures will be submitted to the company in an expense report following the company's funding and repaid provided they are determined to be appropriate, business-related expenses and the repayment of which would not cause any known harm to the business.

Indebtedness

The Company has no indebtedness.

Recent offerings of securities

The Company has not made any previous offers of securities.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the common stock merely reflects the opinion of the CEO and advisors of Lincoln & Grant as to what a fair value would be, and the price that provides for the best opportunity for company success that would lead to the best chance for investor returns.

USE OF PROCEEDS

Assuming the offering is fully subscribed, we estimate that, at a per share price of $1.00, the net proceeds from the sale of the 1,000,000 shares in this offering will be approximately $946,000, after deducting the estimated offering expenses of approximately $54,000.

Our pro-forma estimates of the net proceeds of this offering, in conjunction with monthly revenue from business operations, will be used primarily to fund the completion of the technology infrastructure and staff the company with the staff necessary to develop the content and partnerships to execute the business model. To do so, we can group our expenses into three primary categories: Cost of Goods Sold, Operational Expenses, and Salary Expenses. If we sell our maximum offering, the expenses will break down as follows:

1. **Cost of Good Sold** - Costs of good sold include, in addition to miscellaneous expenses, the cost of printing and distribution of the print magazine, the cost of our email service provider, and the cost of content development by contractors to supplement our full-time writing and editing staff.
2. **Operational Expenses** - Operational expenses include, but are not limited to, legal, website maintenance & hosting, office rent and expenses, branding, collateral, marketing, & sales materials, hiring expenses, insurance, and employment overhead.
3. **Staffing Expenses** - The staffing positions of primary importance focus on development of different areas of the business. These areas of focus are corporate development (CEO, CFO, administrative support), web development (9 employees), network partnership development (3 employees), sales development (3 employees), and creative/content development (includes an editor-in-chief, creative director, 6 editors, and 6 staff writers)

Accordingly, we expect to use the net proceeds in year 1 as follows if the offer is fully subscribed:

	If Maximum Offering Amount Sold*
Total Proceeds:	$ 1,000,000
Less: Offering Expenses	
(a) StartEngine Fees	$ 50,000
(b) FundAmerica Fees*	$ 4,000
(c) Crowdfunding Expense	$ 22,000
(d) Misc. Promotional Expense	$ 60,000
Net Proceeds	$ 864,000
Use of Net Proceeds:	
(a) Cost of Goods Sold**	$ 15,585
(b) Operational Expense***	$ 306,575
(c) Staffing Expense***	$ 541,840
Total Use of Net Proceeds (B + C)	$ 864,000

+ Figures rounded to the nearest whole number, columns may not add due to rounding
* FundAmerica's fees will vary based on the total number of investors and the method of each investor's payment.
** Costs of Goods Sold (COGS) will vary based on the timing of the first print issue, which is currently planned for Fall 2017.
***Operational model changes based on amount of offering sold which dictates the staffing needs and operational costs.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Use of proceeds if campaign is not fully subscribed

In the event that the campaign is not fully subscribed for the full 1,000,000 shares, but still exceeds the minimum goal of $50,000 management may elect to alter the use of proceeds as follows:

1. We may change our timeline for the launch of the print product and reapportion the proceeds as listed above in a manner that will focus on driving revenue from the digital product to fund remaining business plan objectives; and/or

2. We may seek to invest in the development of our digital platform to show growth that would encourage new and additional investment in the company. Please refer to the previous section on Dilution for more information on how this path would affect your investment; and/or

3. We may use the funds to improve the marketing reach of the ongoing crowdfunding campaign as we attempt to fully subscribe the campaign.

Irregular Use of Proceeds

The primary use of the net proceeds will be dedicated towards staffing expenses with a focus on the necessities for revenue generation, including platform development, partnership management, and advertising sales. Part of that staffing expense will include a salary for the CEO who will also handle additional roles if financial requirements prevent the staffing of those positions.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than March 31 each year. Once posted, the annual report may be found on the Company's website at http://Lincolnandgrant.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of recordand has total assets that do not exceed $10,000,000;
(3) it has filed at least three annual reports pursuant to RegulationCrowdfunding;
(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)
(6) of the Securities Act, including any payment in full of debt securities or
any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW

LINCOLN & GRANT, INC.

**5281 S. Quebec Street
Greenwood Village, Colorado 80111
720-551-8577
LincolnandGrant.com**

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
NOVEMBER 8, 2016

TOGETHER WITH

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

LINCOLN & GRANT
BALANCE SHEET
NOVEMBER 8, 2016
(unaudited)



Fred Anzman
Accounting & Tax Advisory Inc.
4380 S Syracuse St, Ste 520
Denver, CO 80237
P: 303-757-0808 F: 303-200-9005

To Management:
Lincoln & Grant, Inc.
Greenwood Village, Colorado

We have reviewed the accompanying balance sheet of Lincoln & Grant, Inc. (the "Company"), as of November 8, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

ACCOUNTANT'S RESPONSIBILITY
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

ACCOUNTANT'S CONCLUSION
Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

GOING CONCERN
As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Fred H. Anzman
Certified Public Accountant
November 10, 2016

1

LINCOLN & GRANT
BALANCE SHEET
NOVEMBER 8, 2016
(unaudited)

		July 7, 2016 (Inception)
Assets		
Current assets		
Cash	$	-
Current assets		-
Total assets	$	-
Liabilities and Stockholder's Equity:		
Total liabilities	$	-
Commitments and contingencies (Note 3)		
Stockholder's Equity:		
Stockholder's equity, 50,000,000 shares authorized, par value $0, 10,000,000 issued and outstanding.		
Subscription receivable		
Retained earnings		-
Total Stockholder's ' equity		-
Total liabilities and stockholder's equity	$	-

NOTE 1 – NATURE OF OPERATIONS

Lincoln & Grant, Inc. was incorporated on July 7, 2016 ("Inception") in the State of Colorado. The balance sheet of Lincoln & Grant, Inc. (which may be referred to the "Company," "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenwood Village, Colorado.

The company intends to design and distribute a print and digital magazine throughout the United States.

Going Concern and Management's Plans

We have only recently formed the Company and have no operating history. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next eight to twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign and/or debt and equity financing (through a private offering), and funding from the Company's founder. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 7, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in service contractors and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of our products into the marketplace. Like any new business, we face the challenges that come from early stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues the sale of product and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT AND NOTES TO THE BALANCE SHEET.

4

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDER'S EQUITY

Common Stock

We have authorize the issuance of two (2) classes of shares; Forty-million (40,000,000) shares of CLASS A NON-VOTING SHARES and ten-million (10,000,000) shares of CLASS B VOTING SHARES with no par value. CLASS A NON-VOTING SHARES are reserved for investors in the company and shall have preference to dividends as may be determined by the directors from time to time. CLASS B VOTING SHARES shall be reserved for Company Executives and have exclusive unlimited voting rights and rights to dividends as may be determined by the directors. All classes of shares shall have equal rights to distributions upon sale or dissolution of the corporation.

We have authorized the issuance of 50,000,000 shares of No Par Stock. Upon Inception, the Company issued 10,000,000 shares of CLASS B voting stock to its founder.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after November 8, 2016 through the issuance date of the campaign. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT AND NOTES TO THE BALANCE SHEET.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

This offering is not live or open to the public at this moment.

Lincoln & Grant

Lincoln & Grant is an aspirational lifestyle magazine and media network for men who aspire to achieve the American dream.

● Small OPO	⌂ Greenwood Village, CO	🏷 Media
0	**$0**	**$50k - $1m**
Reservations	Raised	Reservation Goal

0% funded with 171 days left

Company (/startup/lincolnandgrant?preview=true)   Team (/startup/lincolnandgrant/team?preview=true)   O



()
At Lincoln & Grant, we bolster American men seeking to achieve the American Dream, through digital and print media content. We believe that the spirit and heritage of America was founded in hard work and smart decision-m...

(read more ())

http://lincolnandgrant.com (http://lincolnandgrant.com)

Lincoln & Grant Lifestyle Magazine & Content Network

Our Mission

At Lincoln & Grant, we bolster American men seeking to achieve the American Dream, through digital and print media content.

We believe that the spirit and heritage of America was founded in hard work and smart decision-making, by embracing intelligence, style, innovation, and relationships. Everyday, we strive to furnish our audience with the necessary insight and tools to achieve their life's aspirations. We further seek to represent our own message as an example to the country through the ongoing development of inventive media technologies and revenue models that not only benefit Lincoln & Grant, but our extensive content partner community.



Invest

$1 / share

We are seeking $1Million to create a viable alternative voice to the progressive bias from the established lifestyle media brands.

What is the Promise of America?

"Mitt Romney once said, 'The promise of America has always been that if you worked hard, had the right values, and took some risks, that there was an opportunity to build a better life for your family and for your next generation.'

However, if you're like me, you're concerned about the future of that promise since the heritage it was founded upon has been demonized by the media. While we often point to the bias of the news media, we often overlook some of the more subtle influences on our thinking. Notably, the popular men's lifestyle magazines continue to insist that being a man means identifying with progressive culture.

We're excited to introduce you to the lifestyle media company for American Men still seeking the promise of America.

Welcome to Lincoln & Grant."
-David M. Rich Founder & CEO

♡ ()





GQ
10 hrs · 🌐

Don't forget to vote.

♡ ()



The Deadly Serious Consequences If America Doesn't Get the Election Right Today

As Keith Olbermann explains it, November 8th, 2016, will be forever remembered as an inflection point in America's history.

GQ.COM | BY KEITH OLBERMANN

 **GQ** GQ
November 12 at 9:28am · 🌐

"A woman who should have been president got up on a stage and acted like the president we need. Unfortunately, it turned out we didn't deserve her."

 ()



Even in Defeat, Hillary Clinton Was Still Presidential as Hell

GQ.COM | BY JACK MOORE

 **GQ**
November 10 at 9:46am · 🌐

The score: Angry White Guys 44, Everyone Else 1.

♡ ()



With President Donald Trump, Angry White Guys Won Again

The secret behind the most successful team in American political history.

GQ.COM | BY JOHN DEVORE

Perks

Founding Package

For Those Who Invest $500-$1,749

By investing at our founding package level, in addition to the equity amount that corresponds to your specific investment, you will get our founder thank you kit which includes our company brand book, a custom Lincoln & Grant Lapel Pin, and proof of your status as a founding investor. You will also receive an on-going subscription to the Lincoln & Grant print publication.

Launch Party Package

For Those Who Invest $1,750-$2,999

By investing at our launch party package level, you will receive all of the elements of the Founding Package, plus an exclusive invitation to our launch party at Woodford Reserve Distillery in Kentucky. In addition to attending the Launch Party, you will receive a custom branded commemorative bottle of Woodford Reserve from our Lincoln & Grant Private Barrel.

Generational Keepsake Package

For Those Who Invest $3,000-$4,999

As an investor at the Generational Keepsake level, we wanted to provide you something that you can pass along to your children or grandchildren to show and share your investment in helping Lincoln & Grant get its start. Therefore, in addition to the items from the other two packages, we have partnered with a top watch maker to create a custom Lincoln & Grant timepiece.

Legacy Package

For Those Who Invest $5,000 or more

The Lincoln & Grant brand focuses on the heritage and generational wisdom passed from father to son. We wanted to find a way to memorialize that legacy on a larger scale and therefore created the Legacy package. At this investment level, in addition to all of the other investment rewards, you will have the opportunity to work with an editor and ghost writer to share and actually publish an article about the legacy and lessons that you hope to leave for future generations.

♡ ()



This offering is not live or open to the public at this moment.

Lincoln & Grant

Lincoln & Grant is an aspirational lifestyle magazine and media
network for men who aspire to achieve the American dream.

● Small OPO	🏠 Greenwood Village, CO	🏷 Media

0	$0	$50k - $1m
Reservations	Raised	Reservation Goal

0% funded with 171 days left

Company (/startup/lincolnandgrant?preview=true)   **Team (/startup/lincolnandgrant/team?preview=true)**   O

Offering Terms

This Offering

Securities Offered	Maximum of 1,000,000 shares of Class A Non-Voting Common Stock with priority access to dividends.
Common Stock outstanding before the offering	10,000,000 shares of Class B Voting Stock with secondary access to dividends.
Common Stock outstanding after the offering	11,000,000 shares of Class A and B Common Stock.
Use of Proceeds	The net proceeds of this offering will be used to complete the development of our media platform and to hire staff for content creation and curation.
Risk Factors	Investing in our shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the "Risk Factors" section of this offering circular.

Notes related to equity and perks of this Offering

Lincoln & Grant, Inc. is seeking to raise a minimum of $360,000 by May of 2016 at a rate of $1.00 per share. While our minimum goal is $360,000, we will continue to accept investment in excess of that amount until we reach the maximum amount of $1,000,000. All investments will be recorded equally until the maximum of 1,000,000 shares sold.

In addition to the equity received by those who purchase shares, various investment levels will receive additional perks, as follows:

-
  - For those who purchase up to 1,749 shares: By investing at our founding package level, in addition to the equity amount that corresponds to your specific investment, you will get our founder thank you kit which includes our company brand book, a custom Lincoln & Grant Lapel Pin, and proof of your status as a founding investor. You will also receive an on-going subscription to the Lincoln & Grant print publication.
  - For those who purchase at least 1,750 shares and up to 2,999 shares: By investing at our launch party package level, you will receive all of the elements of the Founding Package, plus an exclusive invitation to our launch party at Woodford Reserve Distillery in Kentucky. In addition to attending the Launch Party, you will receive a custom branded commemorative bottle of Woodford Reserve from our Lincoln & Grant Private Barrel.
  - For those who purchase at least 3,000 shares and up to 4,999 shares: As an investor at the Generational Keepsake level, we wanted to provide you something that you can pass along to your children or grandchildren to show and share your investment in helping Lincoln & Grant get its start. Therefore, in

This offering is not live or open to the public at this moment.

Lincoln & Grant

Lincoln & Grant is an aspirational lifestyle magazine and media
network for men who aspire to achieve the American dream.

● Small OPO	🏠 Greenwood Village, CO	🏷 Media

0	$0	$50k - $1m
Reservations	Raised	Reservation Goal

0% funded with 171 days left

Company (/startup/lincolnandgrant?preview=true)   **Team (/startup/lincolnandgrant/team?preview=true)**   O

Meet the Founder

David M. Rich

Founder & CEO

*Lincoln & Grant is led by Founder and CEO, David Rich. David is a branded content and media veteran who most recently served as the Director of Strategic Development
and Digital Innovation for Bonnier Corporation – a worldwide leader in enthusiast media with brands such as Popular Science, Field & Stream, Ski Magazine, and
Parenting. David also owned and operated digital media startup, Off The Quad – a digital content provider offering college students insider information about the can't-
miss events, places, and experiences in their college town. Before his time in media, David had the privilege of consulting on marketing and advertising programs for some
of the world's elite brands including BMW, Samsung, 3M, Oster, Mr. Coffee, and Travelpro. David has a bachelor's degree in Political Science from the University of Colorado
and has a master's degree in Accounting from Florida Atlantic University.*

s://www.linkedin.com/in/davidmrich)

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

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- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://startengine.zendesk.com/hc/en-us).Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

 ()

addition to the items from the previous two packages, we have partnered with a top watch maker to create a custom Lincoln & Grant timepiece.

○ For those who purchase at least 5,0000 shares: The Lincoln & Grant brand focuses on the heritage and generational wisdom passed from father to son. We wanted to find a way to memorialize that legacy on a larger scale and therefore created the Legacy package. At this investment level, in addition to all of the other investment rewards, you will have the opportunity to work with an editor and ghost writer to share and actually publish an article about the legacy and lessons that you hope to leave for future generations.

 **()**

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$0.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	$0.00	USD	$0.00	USD

Finances

Offering Details

(https://d19j0qt0x55bap.cloudfront.net/production/startups/lincolnandgrant/documents/offering_details/Offering_Memorandum-_Lincoln___Grant.pdf)

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A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://startengine.zendesk.com/hc/en-us).Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR LINCOLN & GRANT

SCENE 1:

(CUE: said like it's a secret) "Can I be honest with you? I just don't get guys today.

(CUE: said with annoyance) They think that they can just swipe right on a picture of me and I'm supposed to *swoon*? No thanks.

(CUE: said with an air of indignation) And when did tank tops and skinny jeans become proper office attire, let alone to be worn on a first date?

(CUE: said with confident, cool delivery) Look I get it.

The Men's magazines tell you that to date me, you should buy some retro t-shirt, act like you don't care, and always embrace progressive culture & Politics.

But who says they're right?"

END NARRATION

SCENE 2:

WOMAN VO:
"I want a man who, like his father or grandfather before him, feels good putting on a suit.

Someone who is chivalrous.

I want a man who's engaged in our conversation...
Can manage his finances...

And who can hold his own with my friends and colleagues.

Someone who believes in the American dream and is willing to work hard to it.

END VOICEOVER

SCENE 3: (TRANSITION)

Hi I'm David Rich, founder and CEO of Lincoln & Grant. A lifestyle media company serving American Men still working hard to achieve the American Dream, instead of promoting the progressive agenda like my competitors.

Over the last year, there has been a lot of focus on media bias from cable outlets like CNN and MSNBC. However the overt bias of lifestyle publications has gone largely overlooked. Lincoln & Grant will provide the men's lifestyle segment a needed alternative voice to the progressive rhetoric of publishers like GQ and Esquire.

In walks the L&G man, he pauses in the doorway and straightens his cuff links before walking into the bar.

As a seasoned media veteran and a former Director at Bonnier Corporation, I've created digital growth strategies and revenue models for brands like Popular Science and Field & Stream.

Today, I'm asking you to invest in Lincoln & Grant and join me in creating this new media brand that represents your voice and the heritage of America's greatest generations, cultivating character and initiative through practical guidance for Business, Innovation, Style, and Relationships.

Our online content network and quarterly print publication will lean on new technologies that will not only grow our reach and bottom line, but also provide a vehicle to remind all of America that the values that this country was built on were not the negative attitudes the progressive media would like us to believe.

And, at Lincoln & Grant we don't believe in handouts. Therefore, In addition to a series of keepsakes, all investors will receive private stock in the company. We anticipate that investors will start receiving dividend payments within 3 years.

VO:
If we want to change the progressive bias that dominates our media we have to come together to invest the time, money, and energy to make it happen. Help us preserve our American values for your sons and grandsons by joining us today.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

Additional Information



Company Overview

Prepared by:

David Rich, Founder and CEO

(720) 261-3796

David@lincolnandgrant.com

www.lincolnandgrant.com

EXECUTIVE SUMMARY

We've all experienced the frustration of picking up any one of the preeminent men's lifestyle magazines and opening up to what could be a reasonable and articulate article about an interesting topic. However, before the first paragraph has finished, the writer has already clarified his politically progressive inclination and cost himself his credibility and likely a reader.

This publishing transformation has increased steadily in recent years. Magazines like GQ, Esquire, and Playboy, which for generations had served as a how-to guide for men seeking to reach their personal best, had become outlets for the commentary of the progressive left like much of the rest of the media landscape.

This business plan is intended to introduce you to The Lincoln & Grant Media Company which seeks to develop an aspirational lifestyle media network that appeals to America's fiscally conservative men who, like the company founders, show a preference for traditional American values, capitalist markets, and an active lifestyle, instead of the demonizing progressive rhetoric of prominent men's lifestyle magazines. Further, while the social implications of the brand present a large motivating factor in its creation, Lincoln & Grant will launch with a new revenue model to overcome the shrinking revenue streams of traditional media companies.

Lincoln & Grant is lead by Founder and CEO, David Rich. David is a branded content and media veteran who most recently served as the Director of Strategic Development and Digital Innovation for Bonnier Corporation – a worldwide leader in enthusiast media with brands such as Popular Science, Field & Stream, Ski Magazine, and Parenting. David also owned and operated digital media startup, Off The Quad – a digital content provider offering college students insider information about the can't-miss events, places, and experiences in their college town. Before his time in media, David had the privilege of consulting on marketing and advertising programs for some of the world's elite brands including BMW, Samsung, 3M, Oster, Mr. Coffee, and Travelpro.

Lincoln & Grant is the culmination of several years of media concept development seeking to address the downward financial trends in the media industry. The inability for traditional media companies to balance revenues with the cost of maintaining multiple platforms and products has led to shut downs, sell-offs, and overall inefficiencies that jeopardize the future of the professional media industry. The latest trend is to eliminate the print product and focus entirely online – a result of not understanding how the two products can compliment, as opposed to cannibalize, each other. Further, even with the move online, media companies are still seeking profits by creating real estate despite evidence that the exclusive focus on the billboard ad model no longer works. While online and particularly mobile ad spending is up, CPM rates are so low that real revenues require more page views than most publishers can create.

Lincoln & Grant is seeking to solve the media conundrum by establishing a marketing and data-driven media brand that creates a highly-desirable community of readers who share common interests and establish on-going marketing engagements with these readers across the web. Upon creation of the initial market, Lincoln & Grant will role out a publishing platform to engage professional, amateur, brand, and social content creators through a vertical community of aggregated content. Lincoln & Grant provides assistance to professional publishers with their monetization problem and amateur and brand publishers with their reach problem, all while connecting publishers to the crowd in a meaningful and engaging way. Lincoln & Grant, as the central media brand, focuses on network-wide monetization, expanding on the revenue streams from the traditional banner ad to engaging campaigns, affiliate managed product sales, proprietary publishing tools, and management of branded content marketing programs.

The market opportunity for Lincoln & Grant is significant. Recent statistics show the overwhelming number of amateur bloggers worldwide. Tumblr currently reports that over 188 million blogs have been created, and Nielsen is reporting that Blogger is the leading platform in the US with over 46 million active blogs. For brands, 32% (of an estimated $193 billion) of marketing, advertising, and communications budgets were dedicated to content marketing in 2014. Despite this financial commitment, only about 30% of brand marketers believe their current content marketing efforts are effective.

In 2013, deals between Complex Media and brands like Bacardi and Mountain Dew for a reported $3 million annually each, have created sites such as TriangleOffense.com and green-label.com. While generating some traffic (green-label.com reportedly generated 176,000 unique visitors in its peak month), significant marketing and advertising dollars had to be used to promote the site. Lincoln & Grant eliminates that expense while increasing ROI to the advertiser.

Based on current comScore statistics of aggregated networks, vertical communities drive an average of 20 million to 35 million unique visitors each month. A combination of site owners promoting within their own network and a series of effective sharing and referral tools will create sufficient brand evangelism to build the bulk of the user base. This model has worked effectively for sports networks such as Yardbarker in partnership with FoxSports (36.75 million monthly unique visitors) and SB Nation (20.58 million monthly unique visitors).

Despite the potential these numbers present, Lincoln & Grant will launch with a target committed readership of 8.1 million monthly active users to achieve desired returns. This number represents 15% of the 54 million men who we have identified as the primary market within the largest standard deviations. This number is also a conservative estimate when polls suggest that more than 100 million American men consider themselves to be either fiscally conservative or fiscally moderate.

Through our primary digital revenue channels, Lincoln & Grant seeks to achieve a composite revenue of $2.48 per user per month on average, which equates to gross digital revenue of just under $240 million annually when operating at desired capacity. Print advertising, special events, newsstand sales, and other revenue opportunities project to a range of $5-10 million annually.

President Lincoln has been attributed as the originator of the saying, “Things may come to those who wait, but only the things left by those who hustle.” We hope you will take his advice and get on board with Lincoln & Grant today.

BUSINESS CONCEPT


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The headlines go on and on. Men who pick up their favorite lifestyle magazines are force-fed the same progressive left agenda that consumed television news over recent decades. The media rhetoric has left most Americans confused and in search of answers. America is a country that has always leaned

slightly right of center – where to this day, a majority of citizens will claim to be fiscally conservative and socially liberal. Despite this slight right leaning, Republican voter registration has consistently decreased as the media has convinced the public that Republicans are racist, sexist, and hateful people. While Fox News provided a welcome reprieve from CNN, MSNBC, et. al., no one has yet offered an alternative voice from the likes of GQ, Esquire, or AskMen.com…Until Now.

Lincoln & Grant is seeking to establish an aspirational lifestyle media brand for America's fiscally conservative men and prove that such an affiliation is not synonymous with the negative traits the media claims. These readers are active, upwardly mobile men who, like the companies founders believe in the foundational values, business, style, and ingenuity that made up the promise of America. As Mitt Romney said, "The promise of America has always been that if you worked hard, had the right values, and took some risks, that there was an opportunity to build a better life for your family and for your next generation."

At Lincoln & Grant, we bolster American men seeking to achieve the American Dream, through digital and print media content. We believe that the spirit and heritage of America was founded in hard work and smart decision-making, by embracing intelligence, style, innovation, and relationships. Everyday, we strive to furnish our audience with the necessary insight and tools to achieve their life's aspirations.

We further seek to represent our own message as an example to the country through the ongoing development of inventive media technologies and revenue models that not only benefit Lincoln & Grant, but our extensive content partner community.

CONTENT OFFERING

To accomplish our mission, Lincoln & Grant will feature content around specific topics in order to empower our readers to be the men that others respect.

- While we've all heard the old line, "Don't judge a book by it's cover," the fact is that the way we choose to present ourselves represents how we choose for others to judge us. The goal at Lincoln & Grant is to provide men a guide to **style, grooming, & health** to present themselves in the best way possible regardless of the elements that they can't change.

- Personal and professional relationships require common interests and knowledge, and for men, nothing is better to discuss than their toys. *Covet,* the lighter side of Lincoln & Grant, will focus on those items men lust after including **iconic modes of transportation, forward-moving technology, beautiful women, the best food & drink, exceptional travel, and spectacular design.**

- While the items men covet provide opportunity for lighter conversation and connections, character and respect is often built through comfort and familiarity with the world around us. Lincoln & Grant will empower men in conversations by providing smart and factual **editorial news content with**

coverage of world news, US news, foreign and domestic politics, economic news, and business news. The intent of each article or post will be to empower our readers to participate with confidence in high level conversations and evangelize the brand promise of Lincoln & Grant.

- An unfortunate result of the Progressive agenda has been a significant decrease in disposable income, participation in the stock market, and average saving's account balances. Additionally, poor investment strategies by those who are able have resulted from lack of eduction. Lincoln & Grant will serve as an ongoing resource about **careers, investments, and money management**, to ensure our readers have the best shot at financial security.

- Since the beginning of time, men have always thrived when they have a meaningful partnership with those that they love. At Lincoln & Grant, we will seek to provide relevant and meaningful **relationship advice** in order to provide guidance to creating and building solid partnerships. As further explained below, Lincoln & Grant believes that there is a positive nature to gender roles that recognizes the strengths and inherent skills of each sex.

- Recent generations of men have lost their ability to handle tasks that previous generations considered essential. From basic car maintenance to how to tie a tie, Lincoln & Grant will provide guides and instructions to help men **develop the skill set** necessary to thrive.

While the brand messages around traditional values, to be successful the focus must distinguish between the traditional values that enforce a positive and happy lifestyle and those that promote archaic and discriminatory practices that negatively affect Americans. While the Lincoln & Grant Brand Book - the annual edition that defines the ideal man - will outline a number of specific policy preferences to be reflected through the brand, some examples are as follows:

- Lincoln & Grant will always promote gender equality and female opportunity. However, the brand recognizes and appreciates the instinctive preferences that exist within gender roles and respects that men and women often have different skill sets and tendencies. We will never shy away from conversations about the positives of gender roles in society and relationships as long as the conversation maintains mutual respect for everyone.

- Lincoln & Grant's objective is to create a guide for a happy and productive life for all American men, regardless of background. Therefore, the brand will never engage in racial bias or derogatory speech about anyone regardless of race, color, religion, creed, sex, sexual orientation, gender identity, national origin, ancestry, age, veteran status, disability, or other protected status. Our objective is to encourage all American men to embrace the traditional approach to how they present and carry themselves, with the belief that it will lead to stronger communities, relationships, and personal well-being.

- Lincoln & Grant may offer political opinions on a regular basis within the content produced. The foundation of that opinion is formed through the original Republican platform of Abraham Lincoln and may often come in conflict with the progressive left represented by competitors in the market. However, the brand does not intend to directly represent the Republican party nor does it intend to unilaterally promote it's platform. As such, the brand will embrace the value of government as a representative of the community's collective voice and does not exist to take care of its citizens, but rather to create an environment where American's can still seek out and achieve the American dream. The brand will promote freedom of choice that is free from government regulation for all Americans, as long as that choice does not cause harm to those around them.

In general, we believe that there are certain approaches to how we dress, work, think, and interact that have been incorrectly connected to culture and called racist, instead of establishing an understanding and appreciation for their purpose. Further, the progressive left has encouraged an environment of entitlement and excuses that have disenfranchised men who once believed in the value of a hard days work. Lincoln & Grant seeks to re-energize American men by embracing a brand philosophy that men should:

- Show respect for their surroundings and those they share it with by dressing appropriately for each occasion. This includes the lost art of the office dress code or understanding the value of always carrying a handkerchief.
- Show respect for those they interact with directly by always being chivalrous and thoughtful without feeling bad for embracing certain gender norms.
- Always work hard and to the best of their ability with an understanding that if they don't, those around them will have to pick up the slack.
- Always seek earned recognition and personal satisfaction, rather than feel it is owed to them for simply showing up.
- Always seek opportunities to improve themselves mentally and physically.
- Participate in their community to build strong social connections and help their neighbors because they want to, not because the government forces them to. As Jeff Shoemaker of Colorado's Greenway foundation says, "Philanthropy is not a requirement, it's a choice."

Dr. Martin Luther King, Jr. famously proclaimed, "I have a dream that my four little children will one day live in a nation where they will not be judged by the color of their skin, but by the content of their character." Unfortunately, America has become a land where political correctness has attempted to erase the last seven words of Dr. King's proclamation. At Lincoln & Grant, we believe that an effective society requires participation by all and trust in each other. The required universal acceptance of all behavior in an effort not to offend others undermines our ability to hold each other accountable and trust one another.

At Lincoln & Grant, we believe that this line of Dr. King's dream, in it's entirety, should serve as the foundation of a great America as we appreciate the recognition that judgement of character and choice is acceptable. Our brand promise is to re-enforce the message that no man has the right *not* to be judged by their peers, though all men have the right to be judged solely by the content of their character and the choices they make. Our mission everyday is to provide men the tools and advice to build character and improve their own life and the world around them.

TECHNOLOGY: THE NETWORK MODEL

 *Lincoln & Grant will establish a network model of media which aims to address the challenges faced by traditional media companies in their attempts to find success in the online space.*

Traditional publishers have faced three key dilemmas as they engage in digital publishing. First, digital CPM rates are significantly lower than print CPMs, but the cost of content creation doesn't change. Second, digital media has a lower barrier to entry than print, leading to greater competition for page views and ad dollars. Third, digital opportunities have allowed brands to self-publish (content marketing) instead of buying ads with publishers.

Publishers have spent the last decade fighting against the current as they've tried to overcome these challenges. The network solution has been created to turn the boat downstream and turn the challenge into a benefit that will lead to greater, more reliable profits.

THE PROBLEM: THE DIGITAL DILEMMA

The digital transition has not been easy for traditional publishers as digital margins require a substantial change to the business model. Digital CPMs are significantly lower than print CPMs, but the cost of content creation doesn't change. Therefore, net revenue struggles to catch up to print. After surveying published rates from top publishers including The Wall Street Journal, Sports Illustrated, Parents, and more, the average rate card lists print CPM rates around $150, whereas digital CPM rates are around $20.

In an effort to address this discrepancy, publishers have unsuccessfully tried to increase CPM rates, lower the cost of content creation, or increase traffic. The results have failed to come close to increasing digital revenues to print levels, and often result in a lower quality product. The fundamental basis of these failed results can be attributed to greater competition for page views and ad dollars based on a lower barrier to entry in digital publishing as opposed to print. Further, any success in these areas is not exclusive to the existing model, therefore failing to maximize ROI.

Publishers have also felt the affects of content marketing, where instead of spending money on ads with traditional publishers, more and more of the advertising budget is going towards self-publishing options. For brands, 32% (of an estimated $193 billion) of marketing and advertising budgets will be dedicated to content marketing this year.

THE NETWORK SOLUTION: EMBRACING THE CHANGING MEDIA ECOSYSTEM


The Evolution of Social Media Services:
How Network Effects Overcame User Control
A Granular Distributed Social Web
User defined identity and service
Distributed activity streams based on syndication
User owned and controlled data
More variability and innovation
Weaker network effects
Examples: Blogs, wikis, syndication
shift
A Few Large Monolithic Social Web Services
Service defined user identity
Service controlled social endpoint
Centralized activity streams based on syndication
Service owned and controlled data
Less variability and innovation
Stronger network effects
Examples: Facebook, Twitter, YouTube, Pinterest
Social Web Diversity
Social Web Monoculture
creative commons
Some Rights Reserved. 2013.
DachisGroup
by Dion Hinchcliffe

Lincoln & Grant will launch a newly created platform intended to empower the brand and overcome the Digital Dilemma by creating a vertical online community of aggregated and curated content from professional, amateur, brand, and social content creators.

This solution solves each of the aforementioned dilemmas by providing a unique web platform that allows them to embrace the hundreds (or thousands) of amateur and small professional publishers in the associated verticals, and becoming the leading authority around leading the best men's lifestyle. The result of the network is: (1) more content (and thus more ad inventory) without increasing the total cost of content creation; (2) associating with compatible brands rather than competing with them, leading to more control over CPM rates; and (3) a better solution for consumer brands seeking to engage in content marketing in order to bring those advertising dollars back to publishing..

The solution follows the same path that quickly took social media from an option of online outliers who utilized blog systems like USENET newsgroups, Open Diary, and Blogger to monolithic, service controlled systems like Facebook, Twitter, and Youtube.

However, instead of adding another platform to participate in, this model makes the Lincoln & Grant website the platform and reaps all of the benefits.

WHAT DOES A VERTICAL NETWORK LOOK LIKE?

A network is a collection of interconnected, seemingly independent content sites that have agreed to operate under a set of standards to establish a monolithic content system. In this model, Lincoln & Grant is established as the topic and industry leader. This leadership role is responsible for establishing network standards and becomes the central hub for traffic circulation, network-wide monetization, and network growth. The rest of the network is comprised of an unlimited number of content partners that seek affiliation with the network to benefit from the revenue and traffic opportunities that it provides. Each member of the network is provided the technologies to manage intra-network traffic referrals and revenue opportunities. Each site in the network also contractually agrees to the aggregation of site traffic under Lincoln & Grant in order to show maximum traffic and a top comScore ranking.

WHAT DOES A NETWORK MEMBER GET?

Each network partner with have access to new web architecture built around the network concepts, including:
- A customized Content Management System, web architecture, and fully responsive website designed around network traffic, network engagement, and site monetization.
- Individual widgets and plugins for all integration technology to provide network access to those sites that want to be a part of the network, but want to use their own website.
- An integrated feature based ecosystem for engagement tools including in-house and third-party products with established standards to ensure cross-platform compatibility
- Full multi-media capabilities to maximize effectiveness of video, audio, photo including upgrade options from third parties in the ecosystem
- A bundle of services designed to minimize or eliminate costs, including:
  - Complete server management
  - SEO and Metadata management
  - Ad Operations management
  - Analytical and Strategy based audience development consulting

Leveraging these products and services allows us to disrupt the currently scattered media landscape and become the vertical leader that builds the same monoculture that has lead to the success of social media over the last 10 years.

The model works because traffic becomes drastically increased through the collaborative efforts of the network. By leveraging the reach of the hundreds of potential content partners, traffic increases while costs of search engine marketing and other audience development costs decrease.

Further, the network reaffirms endemic advertisers need to work with us. In addition to maintaining our status as the industry leader with a reach that is exponentially greater than those competitors who elect to remain industry outsiders, the network presents the first real opportunity for success for branded content sites.

Branded sites have proved to be especially profitable. Previous deals between Complex Media and brands like Bacardi and Mountain Dew for a reported $3 million annually each, have created sites such as TriangleOffense.com and green-label.com. While generating some traffic (green-label.com reportedly generated 176,000 unique visitors in its peak month), significant marketing and advertising dollars had to be used to promote the site. The network approach and built-in audience development tools eliminates that expense and would increase traffic considerably.

MONETIZATION

- *Online Display Advertising* – Standard campaign-based advertising opportunities will be evolved leveraging new propriety technology designed by our CEO will provide Lincoln & Grant the opportunity to become a market leader in display advertising.

- *Featured/Promoted Content* – Publishers across the network will have the option of paying to appropriately promote their content on referral and syndication widgets.

- *Affiliate Managed Product Sales* – Applications will be used to monetize product reviews and mentions by automatically creating affiliate referral links.

- *Branded Site creation, management, and content creation* – As previously discussed, the market for content marketing for relevant brand is rapidly growing and has seen rates reaching $3 million per site.

- *Print Magazine* - Lincoln & Grant will print and distribute a coffee table quality magazine 4x's per year intended to build the Lincoln & Grant brand and expand readership. The exclusive nature of the magazine will allow for strong CPM rates from our best advertisers.

- *Influencer Marketing* – The network model allows Lincoln & Grant to leverage its blogger and social reach to introduce our advertiser's products and services. Leveraging this network as a PR machine allows for a win-win-win as the advertisers see higher ROI, the network gets a new revenue opportunity, and Lincoln & Grant profits at higher ad rates.

- *Events* – Events provide a great way to build brand enthusiasm and evangelism. Leveraging a background in sponsorship development, events can be an excellent opportunity to further enforce an advertising partners commitment to Lincoln & Grant's brand message.

MARKET ANALYSYS SUMMARY

Determining the potential market size for Lincoln & Grant can be done in two easy ways based on publicly available information. Comparing the two provides confirmation of market size.





Identify Fiscal Conservatives
Test
#1
A 2014 post-midterm election survey by Rasmussen Reports suggested that 44% of Americans, including a majority of men, identify as fiscally conservative. Therefore, based on the 220 million voting eligible Americans, more than 49 million are men who identify as fiscally conservative.
220 Million
Voting Eligible Americans
96.8 Million
Identify as Fiscally Conservative
49.4 Million
Are Fiscally Conservative Men
Target Mitt Romney Voters
Test
#2
A 2012 post-election report determined that there were just under 220 million total voters. Of those voters, 47% were male, meaning 103 million men voted in the election. Of those men who voted, 52% or 53.5 million voted for Mitt Romney.
220 Million
Voting Eligible Americans
103 Million
Voters were Men
53.5 Million
Men Voted for Mitt Romney

For purposes of goals and Pro-forma modeling, we will seek to capture 15% of those voters which equates to 8 million American men.

READER ACQUISITION STRATEGY

In order to reach our goal of 8 Million readers, we will engage in 8 complimentary and unique subscriber acquisition strategies:

1. Content Syndication – By leveraging content partnerships both in and out of the network, Lincoln & Grant can expose content to new potential readers who are accessing similar content.

2. Paid Content placements – Similar to standard content syndication deals, Lincoln & Grant will leverage technology companies like Outbrain, Taboola, Linksmart, and Facebook newsfeed advertising to use keyword targeting to place content in front of applicable readers that is most relevant to them and expose them to our brand.

3. Crowd Funding – Lincoln & Grant intends to leverage a crowd-funding platform to raise additional operating capital for our first two years. Inherent in the crowd-funding model is that investors become brand advocates who will evangelize the brand as much as possible because they have skin in the game. Essential to success is our ability provide them the tools for sharing.

4. Network development – By establishing our network model, Lincoln & Grant will assume the traffic numbers of all network partners, creating an immediate base readership on CommScore and an initial group of readers to evangelize the brand.

5. Social Influencer promotion – Not only will our partners serve as an extension of Lincoln & Grant, they also can act as brand ambassadors on Social media. Many of our network targets have 10s or 100s of thousands of followers across the social media landscape with the ability to like and share the brand with their current fans. Further, there are a number of socially active fiscal conservatives on these networks who can be engaged to help promote Lincoln & Grant.

6. Events – Events are used to grow the audience in two main ways. First, human nature is to get more excited about something when you feel it's popular and exciting. When people feel like they are not alone in supporting something, they are more apt to talk about it. Events are our opportunity to show people the strength of the community and create friendships the can lead to an empowering sense to share. Second, events exist to build data. By hosting our own events, or even more importantly sponsoring existing events with a relevant audience, we have the ability to capture contact information for new potential audience members.

7. Free TARGETED distribution of print magazine – Taking a page out of Adam Sandow's success in relaunching Worth magazine, Lincoln & Grant intends to leverage the print product for brand building and marketing. While ad sales will be intended to cover the costs of the print product, it will be distributed for free quarterly to 250,000 hand selected individuals that embody the spirit of the brand. These individuals will include members of the armed forces, members of the financial community, members of the political community, and Business leaders across the country. Additional copies of the magazine will be made available on newsstands nationwide and available for digital distribution in the app store.

8. Digital platform placement – Digital aggregation platforms such as Flipboard and magazine aggregation sites such as Texture by Next Issue provide a built-in user base to expose Lincoln & Grant to new readers, while simultaneously adding to the appearance of brand strength through connections to established distribution channels.

MANAGEMENT ANALYSIS: DAVID RICH

Over more than a decade of creating and growing technology-based businesses, David Rich has excelled in developing effective forward-thinking concepts.

Starting as a branding and business growth consultant, with large firms, in-house, and on his own, David succeeded in helping brands establish or improve their market position. While working with companies such as BMW, 3M, Bank of America, Oster, Sunbeam, Mr. Coffee, Travelpro, and many more in an agency capacity, he assisted with growth-based strategies including content and experiential marketing, strategic partnerships, and online implementations.

In 2009, he chose to return to school for a Masters in Accounting in an effort to improve my ability to build investment models and clarify client ROI. While completing his degree, David became the first winner of Florida Atlantic University's annual business plan competition to establish an operational, investor-backed company. As the Founder & CEO of Off The Quad, Inc., he was able to leverage the success at the competition into $450,000 of angel funding, taking the business from conceptualization to reality and launching this hyper-local daily content company in 13 markets.

David followed up this entrepreneurial venture at Bonnier Corporation where he immediately established himself as the leading authority on emerging technologies and had the opportunity to re-imagine the business model for a top publishing company, as print companies struggle in a growing digital economy. Bonnier's decision to decrease its presence in the United States has led to David's opportunity to launch Lincoln & Grant using the same concepts and models he developed in his time with the company.

Through the use of new technology, partnerships, and aggregation strategies, David has developed a record of effectively leading Bonnier and other digital media clients to significant and measurable increases in traffic and revenue. Among those successes was an increase in traffic from 50,000 to more than 3.5 million MAU for a single client in a recent 5-month consulting engagement by leveraging the concepts that provide the foundation for Lincoln & Grant. It was this success that cemented David's decision to pursue the launch of this business and provides the confidence in its future success.